Sullivan & Cromwell LLP

125 Broad Street

NewYork, NY 10004-2498

Via EDGAR

Mr. Tom Kluck
Legal Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

April 3, 2017

Re:          JBG SMITH Properties
Registration Statement on Form 10
Filed January 24, 2017
File No. 001-37994

Dear Mr. Kluck:

On behalf of our client, JBG SMITH Properties, a real estate investment trust organized in the State of Maryland (the “Company” or “JBG SMITH”), which is currently a wholly owned subsidiary of Vornado Realty Trust (“Vornado”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided in your letter, dated February 24, 2017, with respect to the filing referenced above.

This letter and Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form 10 (File No. 001-37994) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Unless otherwise specified, all references to page numbers and captions in the Company’s responses below correspond to the pages of the preliminary information statement filed as Exhibit 99.1 (the “Information Statement”) to the marked version of Amendment No. 1. Terms not otherwise defined in this letter have the meaning set forth in Amendment No. 1.

General

1.     We note your presentation of JBG SMITH Share of financial information and operating metrics throughout the filing and that JBG SMITH Share refers to your ownership percentage of consolidated and unconsolidated assets. Please revise your disclosure to address the following:

a.     Provide clear disclosure of your relationship to the consolidated and unconsolidated investees and explain how the pro-rata information was derived;

b.     Explicitly disclose that the company does not control the unconsolidated investees and does not have legal claim to the unconsolidated investees’ assets, liabilities, revenue and expenses; and

c.     Clearly explain any limitations of the proportional data, including discussion of the economics of the unconsolidated investee and any differences that could exist between your stated ownership percentage and your interest in the underlying economics of the investee.

d.     As it relates to your operating metrics, provide separate metrics for both consolidated and unconsolidated investees.

Company’s Response:

In response to the Staff’s comment, JBG SMITH has revised the Information Statement to enhance disclosure surrounding the presentation of JBG SMITH Share financial information and operating metrics. For example, on page ii, the Company has included the following lead-in to “Presentation of Information”, as well as explanatory notes in the Information Statement where JBG SMITH presents non-GAAP financial measures at JBG SMITH Share.

We present certain financial information and metrics in this information statement “at JBG SMITH Share,” which refers to our ownership percentage of consolidated and unconsolidated assets in joint ventures (collectively, “partially owned entities”) as applied to these financial measures and metrics. Financial information “at JBG SMITH Share” is calculated on an entity-by-entity basis by applying our percentage economic interest to each applicable line item of that entity’s financial information. “At JBG SMITH Share” information, which we also refer to as being “at share,” “our pro rata share” or “our share,” is not, and is not intended to be, a presentation in accordance with Generally Accepted Accounting Principles (“GAAP”). Given that greater than 30% of our assets, as measured by total square feet, are held through joint ventures, we believe this form of presentation, which presents our economic interests in the partially owned entity, provides investors important information regarding a significant component of our portfolio, its composition, performance and capitalization.

We do not control the unconsolidated joint ventures and do not have a legal claim to our co-venturers’ share of assets, liabilities, revenue and expenses. The operating agreements of the unconsolidated joint ventures generally allow each co-venturer to receive cash distributions to the extent there is available cash from operations. The amount of cash each investor receives is based upon specific provisions of each operating agreement and varies depending on certain factors including the amount of capital contributed by each investor and whether any investors are entitled to preferential distributions.

As described in the Risk Factor section, beginning on page 60, with respect to any such third-party arrangement, we would not be in a position to exercise sole decision making authority regarding the property, joint venture or other entity, and may, under certain circumstances, be exposed to economic risks not present were a third party not involved.  See “Risk Factors—Risks Related to our Business and Operations—Partnership or joint venture investments could be adversely affected by our lack of sole decision-making authority, our reliance on partners’ or co-venturers’ financial condition and disputes between us and our partners or co-venturers.” We and our respective co-venturers may each have the right to trigger a buy-sell or forced sale arrangement, which could cause us to sell our interest, or acquire our co-venturers’ interests, or to sell the underlying asset, either at unfavorable terms or at a time when we otherwise would not have initiated such a transaction. Our joint ventures may be subject to debt, and the refinancing of such debt may require equity capital calls. To the extent our co-venturers do not meet their obligations to us or our joint ventures or they take action inconsistent with the interests of the joint venture, we may be adversely affected. Because of these limitations, the non-GAAP “at JBG SMITH Share” financial information should not be considered in isolation or as a substitute for our financial statements as reported under GAAP. For more information on our joint venture arrangements, see “Our Joint Venture Arrangements”, beginning on page 177.

In addition, in response to the Staff’s comment to provide separate operating metrics for consolidated and unconsolidated investees, we have revised the NOI table on page 169 as follows:

Summary NOI Table

For the three Months Ended December 31, 2016

(Amounts in thousands, except number of operating assets)

	At JBG SMITH Share
	Consolidated	Unconsolidated	Office	Multifamily	Other	Total
Number of operating assets	51	22	53	16	4	73

Property rentals	$121,566	$14,500	$108,610	$25,358	$2,096	$136,066
Tenant expense reimbursement	11,022	2,132	11,727	1,275	152	13,154
Other revenue	1,460	114	938	632	4	1,574
Total Revenue	$134,048	$16,746	$121,275	$27,265	$2,254	$150,794
Total Expenses	(50,813)	(7,906)	(47,631)	(10,587)	(561)	(58,779)
Property Operating Income	$83,235	$8,780	$73,644	$16,678	$1,693	$92,015

Adjustments to arrive at NOI
Straight-line rent adjustment	$(5,774)	$(1,963)	$(6,888)	$(466)	$(383)	$(7,737)
Related party adjustment(1)	3,277	425	3,367	311	24	3,702
Ground rent expense	(1,164)	(138)	(752)	(137)	(413)	(1,302)
Total adjustments to arrive at NOI	$(3,661)	$(1,676)	$(4,273)	$(292)	$(772)	$(5,337)
NOI	$79,574	$7,104	$69,371	$16,386	$921	$86,678
Annualized NOI(2)	$318,296	$28,416	$277,484	$65,544	$3,684	$346,712

Additional Information
Free rent (at 100 percent share)	$11,986	$5,898	$16,240	$1,687	$(43)	$17,884
JBG SMITH share of free rent(3)	11,951	1,998	12,777	1,164	8	13,949
Annualized JBG SMITH share of free rent(2)(3)	47,804	7,992	51,108	4,656	32	55,796
Percent occupied(4)	87.0%	78.1%	84.8%	89.5%	98.9%	86.1%
Annualized base rent of signed leases, not commenced (at 100 percent share)(5)	$7,259	$5,254	$11,928	$438	$147	$12,513
JBG SMITH share of annualized base rent of signed leases, not commenced(3)(5)	7,179	2,183	9,023	324	15	9,362

(1)           To eliminate management fees included in Property Operating Income.

(2)           Represents asset-level financial metrics multiplied by four.

(3)           Represents JBG SMITH’s pro rata share of asset level financial metrics based on JBG SMITH’s ownership percentage as of December 31, 2016.

(4)           Weighted by our share of rentable square feet.

(5)           Represents monthly base rent before free rent and straight line rent adjustments, plus estimated tenant reimbursements for the month in which the lease commences, multiplied by twelve. Triple net leases are converted to a gross basis by adding estimated tenant reimbursements to monthly base rent.

2.     We note that the separation/spin-off is not being registered under the Securities Act. We also note that JBG SMITH was formed on October 27, 2016 and that on the business day following the separation, a combination will occur in which JBG will contribute certain of its assets to JBG SMITH including its management business. Please tell us how the transaction meets each condition of Staff Legal Bulletin No. 4 and explain whether the separation and combination should be viewed as a single transaction for purposes of SLB No. 4.

Company’s Response:

The Separation Meets Each Condition of Staff Legal Bulletin No. 4; the Separation Does Not Constitute a “Sale” of Company Securities for Purposes of the Securities Act

Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), defines the term “sale” or “sell” to include “every contract of sale or disposition of a security or interest in a security, for value.” Similarly, Securities Act Section 2(a)(3) defines the terms “offer to sell”, “offer for sale” and “offer” to include “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” Broadly speaking, Section 5 of the Securities Act prohibits offers or sales of securities unless either (i) the securities are registered under the Securities Act or (ii) an exemption from registration is available. As a corollary to this proposition, transactions that do not constitute “sales” do not require registration or an exemption to comply with Section 5 of the Securities Act. This corollary is evidenced by Staff Legal Bulletin No. 4 (“SLB 4”), which states that “[a] subsidiary must register a spin-off of shares if the spin-off is a ‘sale’ of securities by the parent.”

The Commission has long taken the position that a dividend or distribution of securities, such as the separation, generally does not constitute an “offer” or “sale” within the meaning of Section 2(a)(3) of the Securities Act because such distribution does not constitute a disposition “for value” within the meaning of that section.(1) The Staff outlined its similar views of the application of Section 5 of the Securities Act to spin-off transactions in SLB 4. These positions are premised on the view that a dividend or distribution of securities is not a disposition “for value” within the meaning of that section, and, as such, is, therefore, outside the scope of the registration requirements of Section 5 of the Securities Act. The rationale for this position is that the recipient of securities in such a distribution neither gives value for, nor makes an independent investment decision about, such securities and, therefore, does not need the protection afforded by the Securities Act.

SLB 4 states the Staff’s position that a subsidiary does not need to register a spin-off under the Securities Act, if five conditions are satisfied. JBG SMITH has concluded that the separation, if effectuated as described in the Information Statement, will meet the requirements of SLB 4. An analysis of why the separation comports with these conditions and does not constitute a sale is set forth below:

1.  The Parent Shareholders Do Not Provide Consideration for the Spun-Off Shares

Vornado common shareholders will not provide consideration for the JBG SMITH common shares distributed to them, as disclosed on page 42 of the Information Statement in the response to the question “What do shareholders need to do to participate in the distribution?”:

“You do not need to pay any consideration, exchange or surrender your existing Vornado common shares or take any other action to receive your JBG SMITH common shares.”

(1)           See  Securities Act Release No. 33-929 (July 29, 1936). See also Compliance and Disclosure Interpretations, Securities Act Sections, Question 103.01 (Nov. 26, 2008).

Moreover, Vornado common shareholders will receive JBG SMITH common shares solely by virtue of their ownership of Vornado common shares on the record date and will not be required to take any action to receive JBG SMITH common shares.  In addition, consummation of the combination does not require any action whatsoever to be taken on the part of Vornado common shareholders.

One of the basic policy objectives of the Securities Act is to ensure that investors receive financial and other significant information concerning securities being offered for public sale.(2) The separation of JBG SMITH does not conflict with this policy objective because Vornado’s common shareholders will receive the JBG SMITH common shares as a distribution without paying any consideration to JBG SMITH or to Vornado. The only investment decision to be made by these shareholders, as a result of the separation, will be to choose, after the completion of the separation, whether they wish to continue to hold shares of Vornado and/or JBG SMITH. JBG SMITH believes that Vornado’s shareholders will have adequate information to make any such decision. Investment decisions of Vornado common shareholders who become JBG SMITH common shareholders by virtue of the separation will have the benefit of the information under the JBG SMITH Registration Statement. As such, no “offer” is being made to Vornado common shareholders, and no existing Vornado common shareholder will be required to make any investment decision in connection with the separation or combination that can be classified as a “sale” for purposes of the Securities Act. Accordingly, JBG SMITH believes that the common shareholders of Vornado are not providing consideration for the JBG SMITH shares in the separation.

2.  The Spin-Off is Pro-Rata to the Parent Shareholders

Vornado will distribute all the issued and outstanding common shares of JBG SMITH at the time of the separation to its common shareholders, subject to the treatment of fractional shares described below. This distribution will be made as a pro rata dividend in which Vornado common shareholders will receive only full JBG Smith common shares in the distribution. As is typical in spin-off transactions, all fractional shares that would otherwise have been distributed will be aggregated and sold by JBG SMITH’s transfer agent, and the transfer agent will distribute a pro rata portion of the net sales proceeds to each Vornado common shareholder who would otherwise have been entitled to receive a fractional JBG SMITH common share. Accordingly, immediately following the distribution, other than due to the treatment of fractional shares, each Vornado common shareholder will hold the same relative interest in Vornado and JBG SMITH.

(2)           See William Hicks, Protection of Individual Investors Under U.S. Securities Law: The Impact of International Regulatory Competition, I IND. J. GLOBAL LEGAL STUD. 431, 435-446 (1994).

3.  The Parent Provides Adequate Information About the Spin-Off and the Subsidiary to Its Shareholders and to the Trading Markets

SLB 4 states that, if the subsidiary to be spun-off is a non-reporting company, the adequate information requirement is satisfied if (1) the parent delivers an information statement that describes the separation and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Securities Exchange Act of 1934 (the “Exchange Act”) and (2) the subsidiary registers the spun-off securities under the Exchange Act. JBG SMITH believes that the Information Statement substantially complies with Regulation 14C under the Exchange Act and has filed the Form 10 in order to register the JBG SMITH common shares under the Exchange Act. Moreover, even though Vornado shareholders are not required to take any action in respect of the proposed combination of JBG SMITH with certain assets of JBG after the separation, the Information Statement contains historical financial information about the contributed JBG assets and the contributed Vornado assets and pro forma combined financial information of JBG SMITH, which ensures that Vornado shareholders are fully informed about both the separation and the combination. By complying with the requirements of the Exchange Act, JBG SMITH expects to provide shareholders and the trading markets with adequate information to make informed investment decisions about JBG SMITH shares on a going-forward basis.

4.  The Parent Has a Valid Business Purpose for the Spin-Off

Vornado believes it has a valid business purpose for the separation and that the separation will accomplish a number of important business purposes, as described below and in the Information Statement. The separation will separate Vornado’s existing Washington, DC business, which Vornado reports as a separate segment, from the rest of Vornado. The office and multifamily businesses in Washington, DC, are significantly different from Vornado’s New York City office and high street retail businesses in terms of tenant bases, geography, asset management and leasing requirements, and as a result Vornado believes that only limited synergies arise from these businesses. The separation will create two separate, focused companies executing distinct business strategies, allowing each of Vornado and JBG SMITH to have its own dedicated management team and to focus on a particular market, providing the companies with an enhanced ability to maximize value for their respective shareholders. Following the separation Vornado expects to be the premier pure-play, publicly traded New York City focused real estate company, while JBG SMITH will have a premier portfolio of Washington, DC area assets. In addition, the separation of Vornado and JBG SMITH will align the incentives of Vornado and JBG SMITH management with their respective shareholders. After the separation, equity compensation awarded to JBG SMITH employees will be unaffected by the performance of Vornado and will instead only be affected by the economic performance of JBG SMITH’s Washington, DC metropolitan area assets, and equity compensation awarded to Vornado’s employees will be unaffected by JBG SMITH’s performance and instead will be affected only by the economic performance of Vornado’s assets, which are concentrated in the New York City area. In each case, such equity compensation will be more effective in motivating, attracting and retaining key employees. Moreover, the separation will enable investors and the financial community to evaluate the performance of JBG SMITH’s and Vornado’s remaining portfolios separately, which Vornado believes could result in a higher aggregate market value than Vornado’s pre-spin value.

5.  If the Parent Spins-Off “Restricted Securities,” the Parent Must Have Held Those Securities For at Least Two Years

SLB 4 provides that, under circumstances where the parent spins off “restricted securities,” the subsidiary would not have to register the spin-off under the Securities Act when the parent has held the “restricted securities” at least two years, and the spin-off satisfies the other four conditions described above. However, SLB 4 also states that it is the Staff’s view that securities received in a spin-off that meet the conditions described in SLB 4, generally are not “restricted securities” unless there is a large shareholder of the parent that essentially controls the decision of whether to consummate the spin-off. In addition, even in cases where restricted securities are spun-off, SLB 4 states that the two-year holding period “does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.” Here the parent formed the subsidiary being spun off. The Company believes that the securities received by Vornado common shareholders in the separation will not be “restricted securities” because (1) the separation meets the conditions of SLB 4 and (2) no Vornado common shareholder is large enough to effectively control the decision as to whether to consummate the separation.

6.  Conclusion

The two basic concerns raised by the Staff in SLB 4 are (1) whether a spin-off constitutes a “sale” under the Securities Act and (2) when the spun-off company is not a reporting company under the Exchange Act, whether the spin-off will result in an active trading market for securities for which there is not adequate public information about the issuer or lead to violations of the anti-fraud provisions of the Securities Act and the Exchange Act. For the reasons described above, JBG SMITH has concluded that the separation meets the five conditions of SLB 4 and does not constitute a “sale” of JBG SMITH common shares for purposes of the Securities Act. JBG SMITH respectfully submits that because the separation complies with SLB 4’s requirements, the Staff’s concerns do not apply to the separation and, accordingly, the Company should be permitted to complete the separation without requiring registration under the Securities Act.

The Separation and the Combination Should Not be Viewed as a Single Transaction For Purposes of SLB 4

JBG SMITH has concluded that the separation and the combination should not be viewed as a single transaction for purposes of SLB 4. The separation is a spin-off effected by a pro rata distribution to existing Vornado common shareholders, who are not requested or required to take any action in order to receive Company shares, and is being undertaken for the valid business purposes described above, all of which continue to apply even in the absence of the combination. Furthermore, Vornado has been considering a spin-off of its Washington, DC segment for over three years, regardless of whether the combination was to take place. As disclosed on pages 21 and 22 of the Information Statement under the heading “Background”, the management and board of trustees of Vornado have been considering the merits of alternative strategies involving Vornado’s Washington, DC metropolitan area business, including a potential tax-free spin-off into an independent publicly traded company, since 2013. Before the current transaction, Vornado had previously engaged in negotiations with JBG regarding a potential combination of Vornado’s Washington, DC segment with certain Washington, DC assets owned by JBG, but the parties were unable to reach agreement after over a year and a half of discussions, and negotiations ceased in January 2015. Despite this failure to reach an agreement, in late 2015 Vornado’s management and board of trustees again began to consider the possibility of a tax-free spin-off of Vornado’s Washington, DC business, and in June 2016 Vornado’s management in fact determined that a tax-free spin-off was in the best interests of Vornado and directed its legal and financial advisors to begin the work required to effect such a transaction.

Thus, while the combination does provide certain additional benefits to JBG SMITH and its shareholders, making it more attractive than the separation by itself, Vornado had already determined to effect the separation on a standalone basis when negotiations with JBG resumed on August 22, 2016. In addition, although the closing of the combination is contingent upon the completion of the separation, this is only the case because JBG SMITH will not exist as an independent entity, and will not in fact hold any assets, unless the separation takes place. While the separation itself remains, in the judgment of Vornado’s management, the best option for the Washington, DC segment regardless of whether the combination follows it, the combination itself only makes sense if JBG SMITH actually separates from Vornado and holds the assets that Vornado is expected to contribute to it. Thus, for the purposes of SLB 4, the separation and the combination should be viewed as two separate transactions: first, the separation under SLB 4, which will establish JBG SMITH as an independent, publicly traded company and allow it to have its own dedicated capital, business and management structure focused on the Washington, DC market; and second, the combination, in a private placement exempt from registration under the Securities Act pursuant to Regulation D, after the separation has been completed, which will allow JBG SMITH to improve its portfolio by acquiring the management business and selected Washington, DC metropolitan area assets from JBG, as well as to benefit from the experience of certain members of JBG management. Accordingly, JBG SMITH does not believe that the occurrence of the combination following the separation should impact the Securities Act analysis of the separation.

3.              Please revise to clearly disclose whether the 26% of shares to be held by JBG investors and management will be the shares issued in the private placement as part of the combination between JBG and JBG SMITH.

Company’s Response:

The Information Statement has been revised on page 26 and elsewhere in response to the Staff’s comment.

Proven Platform for Value Creation, page 15

4.              We note your disclosure regarding gross asset value. Please note that this type of performance information should be disclosed elsewhere in the document rather than in the summary. Also include an explanation on how gross asset value was determined and any adverse business developments experienced by the JBG Parties.

Company’s Response:

In response to the Staff’s comment, the Company has deleted from the summary in the Information Statement the reference to the gross asset value of investments and dispositions and has revised the disclosure later in the Registration Statement on pages 136 and 137 in response to the Staff’s comment. JBG SMITH advises the Staff that the JBG Parties have not suffered any major adverse business developments, but that they have from time to time encountered challenges resulting from general economic conditions. The Company has added balancing disclosure to this effect on page 137.

Structure and Formation of JBG SMITH, page 23

5.              We note that you have arranged a revolving credit facility upon completion of the separation and distribution. Please identify the entity with which you have arranged the facility and disclose the amount that will be available under the facility. Additionally, please file this agreement in accordance with Item 601(b)(10) of Regulation S-K, or tell us why you do not believe you are required to file it.

Company’s Response:

The Company acknowledges the Staff’s comment and will disclose the identity of the entity or entities providing the facility and the amount available under such facility once such information has been determined. The Information Statement has been revised on page 24 and elsewhere to provide a place to disclose this information once determined. Also, the Company intends to file a form of the agreement as an exhibit once the agreement has been negotiated and sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

6.              We note your organizational chart on page 25. Please revise to disclose the percentage of ownership after the spin-off and business combination.

Company’s Response:

JBG SMITH has revised the Information Statement on pages 25 and 33 in response to the Staff’s comment. On page 33, the Information Statement has been revised to provide a place to disclose certain post-combination ownership percentages that have not been determined. The Company intends to provide these ownership percentages in a later filing once these percentages have been calculated and sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review.

Development, Management, and Other Service Revenues Table, page 179

7.              We note your presentations of pro rata share of total development, management and other service revenues and pro forma pro rata net tangible assets (liabilities), which appear to be non-GAAP presentations. Please further explain to us what these measures represent and how your disclosure provides all of the information required by Item 10(e) of Regulation S-K. Specifically, management should disclose the reasons they believe the non-GAAP measure provides useful information to investors and the additional purposes, if any, for which management uses the non-GAAP measure.

Company’s Response:

JBG SMITH notes for the Staff that total development, management and other service revenues is a GAAP financial measure found on the audited financial statements of the Vornado Included Assets included in the Registration Statement and also included in the financial statements of JBG Operating Partners (we note that these financial statements are not included in the Registration Statement, as discussed in response to Comment 14), and includes 100% of the total fees earned from unconsolidated real estate joint ventures. JBG SMITH also notes that pro forma total development, management and other service revenues combines the total development, management and other service revenues of the Vornado Included Assets and JBG Operating Partners and gives effect to the separation and the combination as if they had been consummated on January 1, 2016. JBG SMITH’s unaudited pro forma combined financial information, beginning on page 94 of the Information Statement, was prepared using acquisition method accounting with Vornado Included Assets considered the acquirer of JBG Operating Partners. This amount was then adjusted to eliminate the portion of such fees attributable to our economic ownership interest in our joint ventures. JBG SMITH believes that presenting joint venture fees on a net basis is useful to investors because it allows investors to understand the incremental earnings derived by JBG SMITH from providing services to its joint ventures and other third parties.

While JBG SMITH respectfully notes that it believes that the Development, Management, and Other Service Revenues Table on page 174 complies with the disclosure requirements of Item 10(e) of Regulation S-K, it has revised the Information Statement on page 174 to include an explanation, in footnote 2 to the of Development, Management, and Other Service Revenues Table, as to why it believes that the non-GAAP measure pro rata share of total development, management and other service revenues provides useful information to investors.

JBG SMITH believes that a schedule of pro forma pro rata net tangible assets, is useful in understanding the Company’s initial capitalization and resources. The tangible consolidated asset and liabilities include financial statement line items which correspond to JBG SMITH Properties Pro Forma Combined Balance Sheet. The tangible assets and liabilities of unconsolidated joint ventures and non-controlling interests were derived on an entity by entity basis by applying JBG SMITH’s economic interest to each applicable financial statement line item. Pro forma pro rata net tangible assets (liabilities) is a non-GAAP measure and should be viewed in conjunction with the total assets and total liabilities in the JBG SMITH Properties pro forma combined financial statements. The presentation has been revised as follows, to include a reconciliation of: (i) total pro forma tangible assets to the GAAP measure total assets and (ii) total tangible liabilities to the GAAP measure total liabilities, which will be populated once these pro forma amounts have been calculated and sufficiently in advance of the planned effectiveness of the Registration Statement to afford the Staff adequate time to complete its review:

JBG SMITH

Tangible Assets and Liabilities as of December 31, 2016

As of December 31, 2016
	Pro Forma			Pro Forma At Share
	Vornado	JBG	Total	Total	Total
	Included	Included	JBG	Consolidated	Unconsolidated
(Amounts in thousands)	Assets	Assets	SMITH	JBG SMITH	JBG SMITH
Tangible assets:
Cash and cash equivalents	$	$	$	$	$
Restricted cash
Tenant and other receivables, net of allowance for doubtful accounts
Other assets, including prepaid expenses
Total tangible assets	$	$	$	$	$
Tangible liabilities:
Accounts payable and accrued expenses	$	$	$	$	$
Other liabilities
Total tangible liabilities	$	$	$	$	$
Net tangible (liabilities) assets	$	$	$	$	$
Reconciliation of pro forma net tangible assets (liabilities) to pro forma at share net tangible assets (liabilities):
Pro forma net tangible assets (liabilities)	$	$	$
Joint venture adjustments(1)
Pro forma at share net tangible assets (liabilities)	$	$	$
Reconciliation of pro forma total assets and liabilities to pro forma tangible assets and liabilities:
Total assets	$	$	$
Less:
Real estate, net
Goodwill
Receivables arising from the straight-lining of rents
Identified intangible assets, net of accumulated amortization
Deferred leasing costs, net of accumulated amortization
Receivable from Vornado
Other assets, including prepaid expenses
Investments in unconsolidated real estate ventures
Total tangible assets	$	$	$
Total liabilities	$	$	$
Less:
Mortgages payable, net of deferred financing costs
Payable to Vornado
Identified intangible liabilities, net of accumulated amortization
Other liabilities
Total tangible liabilities	$	$	$

(1)  Joint venture adjustments are comprised of (a) deductions of noncontrolling interests attributable to partners in our consolidated joint ventures and (b) add-back of our share of the tangible assets and liabilities of the unconsolidated real estate ventures.

Outstanding Indebtedness Table, page 180

8.              We note your presentation of consolidated and unconsolidated indebtedness at JBG SMITH Share. Please explain to us what these measures represent and how they reconcile to the total consolidated indebtedness and unconsolidated indebtedness.

Company’s Response:

Consolidated and unconsolidated indebtedness at share refers to JBG SMITH’s ownership interest in consolidated and unconsolidated assets in joint ventures, as applied to its Total Consolidated Indebtedness and Total Unconsolidated Indebtedness, respectively. See the Company’s response to Comment 1 for an explanation of financial information at JBG SMITH Share.

The Company’s Total Consolidated Indebtedness as of December 31, 2016 reconciles to Total Consolidated Indebtedness at JBG SMITH Share as follows:

Mortgages payable, net of deferred financing costs	$1,901,225
Payable to Vornado	116,707
Total Consolidated Indebtedness	$2,017,932
Non-controlling interest	(11,588)
Total Consolidated Indebtedness at JBG SMITH Share	$2,006,344

The Company’s total unconsolidated indebtedness at JBG SMITH Share as of December 31, 2016 reconciles to total unconsolidated indebtedness as follows:

Mortgages Payable, Net of Deferred Financing Costs	$1,186,717
Total Unconsolidated Indebtedness	$1,186,717
Joint Venture Partner Share	(787,350)
Total Unconsolidated Indebtedness at JBG SMITH Share	$399,367

Total Consolidated and Unconsolidated indebtedness, at JBG SMITH Share as of December 31, 2016 is summarized as follows:

Consolidated Indebtedness at JBG SMITH Share	$2,006,344
Unconsolidated Indebtedness at JBG SMITH Share	399,367
Total Consolidated and Unconsolidated Indebtedness at JBG SMITH Share	$2,405,711

In response to the Staff’s comment, the Company has revised the Information Statement on pages 176 and 177 to include the above reconciliations, and to cross-reference the explanation of JBG SMITH Share explanation on page ii of the Information Statement.

Industry Overview and Market Opportunity, page 193

9.              We note your disclosure on page 193 that the information in this section was derived from the market study prepared for you by JLL. Please provide us with a copy of the relevant portions of this study which you relied upon for your disclosure. Please mark the materials to specifically identify the portions that support your disclosure. Please note that the requested information should be filed as EDGAR correspondence or sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Exchange Act Rule 12b-4 and that such material should be returned to the registrant upon completion of the staff review process.

Company’s Response:

The market study prepared by Jones Lang LaSalle Americas, Inc. (“JLL”) for the Company (the “JLL Market Study”) is contained in Exhibit A attached hereto. The Company notes that the disclosure in the Information Statement under “Industry Overview and Market Opportunity” is, in fact, the entire JLL Market Study, which was reproduced in the Information Statement.

Management, page 206

10.       We note that in the Form 8-K filed by Vornado Realty Trust on February 13, 2017, it states that Mr. Theriot will serve as your chief financial officer. Please provide the disclosure required by Item 401 of Regulation S-K.

Company’s Response:

The Information Statement has been revised by JBG SMITH on page 202 and elsewhere in response to the Staff’s comment.

11.                               For each named executive officer, key personnel member, or director, please ensure that you provide the specific month and year each individual’s employment started and ended with each entity referenced. If an individual assumed a different position during their tenure with a particular entity, please provide this date as well. For example only, please provide this disclosure regarding Mr. Forman. Please ensure that you disclose all entities an individual worked at over the last five years. Please refer to Item 401 of Regulation S-K.

Company’s Response:

The Information Statement has been revised by JBG SMITH on pages 201-204 in response to the Staff’s comment.

12.       Please clarify whether the individuals currently employed by Vornado will continue to hold those positions after the spin-off.

Company’s Response:

The Information Statement has been revised by JBG SMITH on pages 203 and 204 in response to the Staff’s comment.

The Separation and the Combination, page 236

13.       We note your disclosure on page 244 that the equity value of each of the Included Properties was agreed to by the parties. Please describe in greater detail how the equity value was determined for the Included Properties or Included Assets.

Company’s Response:

JBG SMITH has revised the Information Statement on page 241 in response to the Staff’s comment in order to provide additional disclosure with respect to the process for the determination of the initial equity values. JBG SMITH notes that the equity values for the Included Properties were calculated to provide Vornado and JBG with a basis for the relative allocation of JBG SMITH equity between the Vornado common shareholders and the JBG investors and to provide Vornado and JBG with a basis for adjustments to such relative allocation pursuant to the MTA. These adjustments are described on page 241 of the Information Statement.

Combined Statement of Revenues and Expenses from Real Estate Operations, page F-45

14.       We note from your disclosure on page 100 that the acquisition of JBG Included Assets (including JBG Operating Partners) will be accounted for as a single integrated transaction. Please tell us how you determined it was not necessary to include Rule 3-05 financial statements for your acquisition of JBG Included Assets (including JBG Operating Partners).

Company’s Response:

To determine whether  financial statements pursuant to Rule 3-05 of Regulation S-X under the Securities Act (“Regulation S-X”) are required for the acquisition of the JBG Included Assets, which are comprised of (i) 100% of the ownership interests in certain wholly owned real estate assets and less than 100% of the ownership interests in certain partially owned real estate assets, owned by the JBG Parties (the “JBG Operating Properties”) and (ii) JBG Operating Partners (the “Management Company”), JBG SMITH evaluated separately the significance of the Management Company and the JBG Operating Properties due to their distinctly different operations and ownership structures.

While the Management Company and the JBG Operating Properties are not entities under common control or subsidiaries of a common parent, they are under common management and therefore could be considered “related” as set forth in Rule 3-05(a)(3) of Regulation S-X and as expressed in Note 2 of Section 2310.1 of the Division of Corporation Finance Financial Reporting Manual (the “FRM”).  However, the Company notes that Regulation S-X and other interpretive guidance do not appear to contemplate the aggregation of businesses under Rule 3-05 (i.e., the Management Company) with real estate operations (i.e., the JBG Operating Properties) under Rule 3-14.  In this regard, the tests of significance and significance thresholds are different under Rules 3-05 and 3-14, and therefore cannot be reasonably performed on an aggregate basis. Accordingly, the Company separately evaluated the financial statement requirements under Regulations S-X requirements as follows:

JBG Operating Properties

The Master Transaction Agreement prescribes each acquisition transaction for each Fund, Venture and Property LLC that is contributed to the JBG Operating Properties.  JBG SMITH considered the interpretative guidance in section 2305.3 of the FRM which states:

“When a registrant acquires an equity interest in a pre-existing legal entity (such as a partnership, LLC or corporation) that only holds real estate under lease and related debt, financial statements of the underlying property meeting the requirements of S-X 3-14 should be provided instead of S-X 3-05 financial statements, if the acquisition is significant.  When a registrant acquires an equity interest in a pre-existing legal entity that engages in other activities, such as property management or development, financial statements of that entity meeting the requirements of S-X Rule 3-05 generally are required if the acquisition is significant.”[emphasis added]

Based on its evaluation of the above guidance, JBG SMITH concluded that the JBG Operating Properties are real estate operations for the purposes of Rule 3-14 because:

•                  the JBG Operating Properties were created for the sole purpose of holding real estate and revenue is generated solely through leasing;

•                  the JBG Operating Properties consist of only real estate and do not engage in other activities, such as property management; and

•                  the JBG Operating Properties have no employees.

JBG SMITH concluded that the JBG Operating Properties were, in the aggregate, “significant” for the purposes of Rule 3-14. Accordingly, the Company has included combined Rule 3-14 financial statements in the Information Statement for the underlying properties of JBG Operating Properties.

Management Company

The Management Company’s operations primarily consist of real estate management services, including investment, development, asset and property management, leasing, construction management and other services.  As noted above in paragraph 2305.3 of the FRM, when a registrant acquires an equity interest in a pre-existing legal entity that engages in “other activities, such as property management or development,” financial statements of that entity meeting the requirements of Rule 3-05 generally are required if the acquisition is significant. Consequently the Company evaluated the financial statement reporting requirement for the Management Company under Rule 3-05.

When JBG SMITH applied each of the three tests of significance under Rule 3-05(3) (the asset test, income test and investment tests) as of December 31, 2016, none of the conditions exceeded 20%.  Accordingly, JBG SMITH concluded that the Management Company was not significant for the purposes of Rule 3-05, and that financial statements of the Management Company were not required to be included in the Information Statement.

	Target (1)	Acquirer (2)	(1)/(2)
	JBG Smith Operating Partners	Vornado Included Assets	Significance
Investment Test
Compares (1) the total purchase price of the target to (2) the acquirer’s pre-acquisition combined assets as of December 31, 2016	$335,000,000	$3,705,748,000	9%

Asset Test
Compares (1) the target’s consolidated total assets as of December 31, 2016 to (2) the acquirer’s pre-acquisition combined assets as of December 31, 2016	$39,509,000	$3,705,748,000	1%

Income Test
Compares (1) the target’s pre-tax income from continuing operations as of December 31, 2016 to (2) the acquirer’s pre-acquisition combined pre-tax income from continuing operations as of December 31, 2016	$754,358	$59,388,000	1%

Note 3 Summary Table (Unaudited), page F-50

15.       Please revise the table to include financial information for your less than 100% owned properties that will not be consolidated. Include a similar revision to the table on page F-68.

Company’s Response:

The Information Statement has been revised by JBG SMITH on page F-38 in response to the Staff’s comment.

(3)                                 For the Form 10 filed on January 24, 2017, JBG SMITH evaluated significance as of December 31, 2015 and none of the conditions exceeded 20%.

If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Joseph Macnow
Alan J. Rice
Stephen W. Theriot
(Vornado Realty Trust)

W. Matthew Kelly
Steven Museles
(The JBG Companies®)

David W. Bonser
Abigail C. Smith
(Hogan Lovells US LLP)

Exhibit A (JLL Market Study)